SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K

X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
 For the year ended: December 31, 2002

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
 For the transition period from ___ to ___

Commission file number: 1-9410

COMPUTER TASK GROUP INCORPORATED
401(k) RETIREMENT PLAN
 (Full title of the Plan)

COMPUTER TASK GROUP INCORPORATED
 (Name of issuer of the securities held pursuant to the Plan)

800 Delaware Avenue
Buffalo, New York 14209
(Address of principal executive office of the issuer)

Computer Task Group,
Incorporated
401(k) Retirement Plan

Financial Statements as of December 31, 2002 and
2001 and for the Year Ended December 31, 2002
and Independent Auditors' Report

COMPUTER TASK GROUP, INCORPORATED
401(k) RETIREMENT PLAN

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-6

SUPPLEMENTAL SCHEDULE:

Schedule of Assets Held for Investment Purposes	8

INDEPENDENT AUDITORS' REPORT

Participants and Administrator
Computer Task Group, Incorporated
401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Computer Task Group, Incorporated 401(k) Retirement Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Computer Task Group, Incorporated 401(k) Retirement Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

Deloitte & Touche LLP
Rochester, New York
June 6, 2003

COMPUTER TASK GROUP, INCORPORATED
401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001

INVESTMENTS AT MARKET VALUE:
Mutual funds	$90,939,319	$114,167,625
Employer securities	810,048	1,079,962
Participant loans	1,552,329	2,014,121

	93,301,696	117,261,708

CASH AND CASH EQUIVALENTS	12,009,919	13,059,153

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$105,311,615	$130,320,861

See notes to financial statements.

COMPUTER TASK GROUP, INCORPORATED
401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

SOURCES OF NET ASSETS:
Employee contributions	$9,088,924
Employer contributions	1,232,370
Interest and dividend income	2,046,920
Net depreciation in fair value of investments	(20,257,056)
Transfers in from other plans	38,117

Total sources of net assets	(7,850,725)

APPLICATIONS OF NET ASSETS:
Termination benefits and withdrawal payments	(17,147,213)
Administrative expenses	(11,308)

Total applications of net assets	(17,158,521)

DECREASE IN NET ASSETS	(25,009,246)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	130,320,861

End of year	$105,311,615

See notes to financial statements.

COMPUTER TASK GROUP, INCORPORATED
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2002

1.	DESCRIPTION OF THE PLAN

The following description of the Computer Task Group, Incorporated 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General-The Plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code. The Plan is funded by employee and employer contributions and covers all employees of Computer Task Group, Incorporated ("CTG") who complete one hour of service. Broker commissions associated with investment transactions are paid by the Plan. The assets of the Plan are maintained in mutual funds and employer stock held by Fidelity Management Trust Company ("Fidelity"). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions--The Plan provides for employee pre-tax contributions of 1% to 18% of salary, up to the maximum annual limitations allowed by the Internal Revenue Code. The Company may contribute one-half of each participant's elective contribution, not to exceed 2% of compensation for employees who work at least 1 hour during the Plan year. In addition, the Plan may contribute a discretionary supplemental matching contribution. The supplemental matching contribution is equal to one-half of each participant's elective contribution greater than 4%, but less than 6% of compensation for employees who work at least 1,000 hours during the Plan year, and complete one year of service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.

Vesting--Participants are vested immediately in their contributions plus actual earnings thereon. Participants become 20% vested in employer contributions after two years of service, 50% vested after three years of service, and fully vested after four years of service. Should the Plan be deemed top-heavy, an alternate vesting schedule will apply for those top-heavy years.

Plan Termination--Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

Forfeitures--Amounts forfeited by participants are used to reduce future employer contributions. For the year ended December 31, 2002, forfeited nonvested accounts totaled $731,042.

Participant Loans--Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1-5 years and may exceed five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.

Participant Accounts--Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Withdrawals and Distributions--Unless a participant elects otherwise, distributions will be made as soon as practical after a participant's normal retirement date or actual retirement date occurs. The normal retirement date is the date upon which a participant reaches age 65.

Participants may receive their accumulated vested benefits held by the Plan's trustee upon termination of employment or elect to keep their vested balance in the Plan until the earlier of normal retirement age, death, or disability, if their account balance is in excess of $5,000. If the participant elects to keep their vested interest in the Plan, the participant's account will continue to receive its share of earnings and losses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accounts of the Plan are maintained on an accrual basis of accounting.

Accounting Estimates-The process of preparing financial statements requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Market Risk Factors-The Plan invests in various securities including mutual funds and employer securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investments-The Plan's assets are invested in the common stock of Computer Task Group, Incorporated and several mutual funds through Fidelity Management Trust Company, the Plan custodian and trustee. All investments are presented at market value based upon quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:
	December 31,
	2002	2001

Fidelity Magellan Fund	$24,823,573	$36,937,794
Fidelity Growth and Income Fund	14,747,813	20,507,985
Fidelity Investment Grade Bond Fund	9,663,917	7,891,029
Fidelity Asset Manager Growth Fund	8,381,099	10,788,208
Fidelity Retirement Money Market Fund	11,924,309	12,947,856
Fidelity Balanced Fund	5,921,821	6,700,525

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) net depreciation in value in 2002 was $20,257,056, summarized as follows:

Mutual funds	$(20,183,911)
Employer securities	(73,145)

Total depreciation	$(20,257,056)

4.	PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $11,308 for the year ended December 31, 2002. The Plan also invests in CTG common stock. CTG is the Plan sponsor, and therefore, transactions qualify as party-in-interest. Investment loss from investments sponsored by Fidelity Management Trust Company and CTG amounted to $17,970,965 for the year ended December 31, 2002.

5.	TAX STATUS

The Internal Revenue Service has issued a favorable determination letter dated October 11, 2002 on the tax status of the Plan. Accordingly, income taxes have not been provided for in the accompanying financial statements as applicable federal and state regulations exempt the Plan and related trust fund from such taxes.

* * * * * *

SUPPLEMENTAL SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES

COMPUTER TASK GROUP, INCORPORATED
401(k) RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

Current
Description of Asset	Fair Value

Trust Company:
Franklin Small Cap Growth Fund	$609,705
Fidelity Magellan Fund *	24,823,573
Fidelity Contrafund *	3,490,010
Fidelity Equity Inc Fund *	471,135
Fidelity Investment Grade Bond Fund *	9,663,917
Fidelity Growth and Income Fund *	14,747,813
Fidelity Overseas Fund *	4,474,396
Fidelity Balanced Fund *	5,921,821
Fidelity Blue Chip Fund *	4,529,618
Fidelity Asset Manager Fund *	4,308,876
Fidelity Asset Manager Growth Fund *	8,381,099
Fidelity Low-Priced Stock Fund *	5,047,894
Fidelity Asset Manager Income Fund *	1,364,210
Spartan U.S. Equity Index Fund *	3,105,252
CTG Stock Fund *	810,048
Fidelity Retirement Money Market Fund *	11,924,309
Cash	85,610
Participant Loan Fund	1,552,329

$105,311,615

* The above named institution is a party-in-interest.

Exhibits:

Exhibit 23 - Consent of Deloitte & Touche LLP, Independent Auditors

Signatures:

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

By: /s/Rosemarie Weinstein
Date: June 27, 2003

Name: Rosemarie Weinstein
Title: Member, Retirement Plan Committee